Exhibit n.4

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Medley Capital Corporation

We have audited the senior securities table of Medley Capital Corporation (the “Company”) as of September 30, 2011 included in the Prospectus Supplement dated August 22, 2012 to the Prospectus dated February 16, 2012 (Post-Effective Amendment No. 3 to Form N-2 No. 333-179237). The senior securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the senior securities table based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the senior securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the senior securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall senior securities table presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the senior securities table referred to above presents fairly, in all material respects, the senior securities, as defined in Section 18 of the Investment Company Act of 1940, of Medley Capital Corporation at September 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY

August 22, 2012